NO ACT

PE
1-23-09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

09011528

Received SEC
MAR 23 2009
Washington, DC 20549

March 23, 2009

Act: 1934
Section:
Rule: 14a-8
Public Availability: 3-23-09

Christopher A. Butner
Assistant Secretary and Managing Counsel
Securities/Corporate Governance
Chevron Corporation
6001 Bollinger Canyon Road
T-3180
San Ramon, CA 94583

Re: Chevron Corporation
Incoming letter dated January 23, 2009

Dear Mr. Butner:

This is in response to your letter dated January 23, 2009 concerning the shareholder proposal submitted to Chevron by Green Century Capital Management, Inc. We also have received a letter on the proponent's behalf dated February 17, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Sanford J. Lewis
P.O. Box 231
Amherst, MA 01004-0231

March 23, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Chevron Corporation
Incoming letter dated January 23, 2009

The proposal requests that an independent committee of the board prepare a report on the environmental damage that would result from the company's expanding oil sands operations in the Canadian boreal forest.

There appears to be some basis for your view that Chevron may exclude the proposal under rule 14a-8(i)(11), as substantially duplicative of a previously submitted proposal that will be included in Chevron's 2009 proxy materials. Accordingly, we will not recommend enforcement action to the Commission if Chevron omits the proposal from its proxy materials in reliance on rule 14a-8(i)(11).

Sincerely,

Carmen Moncada-Terry
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

SANFORD J. LEWIS, ATTORNEY

February 17, 2009

Via email

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal to Chevron Corporation Seeking a Report on Potential Environmental Damage due to Expanding Canadian Oil Sands Operations, submitted by Green Century Capital Management on December 17, 2008

Dear Sir/Madam:

Green Century Capital Management (the "Proponent") is the beneficial owner of common stock of Chevron Corporation (the "Company") and has submitted a shareholder proposal (the "Proposal") to the Company. We have been asked by the Proponent to respond to the letter dated January 23, 2009, sent to the Securities and Exchange Commission Staff (the "Staff") by the Company. In that letter, the Company contends that the Proposal may be excluded from the Company's 2009 proxy statement by virtue of Rule 14a-8(i)(11).

We have reviewed the Proposal, as well as the letter sent by the Company, and based upon the foregoing, as well as the aforementioned Rule, it is our opinion that the Proposal must be included in the Company's 2009 proxy materials and that it is not excludable by virtue of that Rule.

Pursuant to Staff Legal Bulletin 14D, a copy of this letter is being e-mailed concurrently to Christopher A. Butner, Assistant Secretary and Managing Counsel, Chevron Corporation.

Summary

The Company asserts that the Proposal submitted regarding the environmental impact of oil sands operations substantially duplicates a proposal on greenhouse gas emissions submitted previously by another party. The Proposal is not excludable on this basis because its principal thrust relates to substantially different issues and to reporting of different items with very little overlap. Based on the Company's existing reporting, we know that oil sands operations reflect only a small portion of the Company's greenhouse gas emissions. By contrast, oil sands operations are well known to have massive regional and local environmental impacts on land, air, and water. The principal thrust of the two resolutions does not substantially overlap.

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@strategiccounsel.net
413 549-7333 ph. • 781 207-7895 fax

The Proposal

For convenience of the Staff, the resolution states in its entirety:

Oil Sands Resolution

WHEREAS

Chevron holds a 20% interest in the Athabasca Oil Sands Project and a 60% interest in the Ells River Oil Sands Project. Both of these projects in the Canadian boreal forest are scheduled to expand dramatically in the coming years.

Processing oil sands is highly resource intensive and environmentally damaging, requiring the draining of wetlands, diversion of rivers, removal of trees and vegetation, and emission of greenhouse gasses. Tailing ponds from mining operations cover over 50 square miles of forest and bogs. Their pollutants are acutely toxic and 11 million liters of contaminated water are known to leak into the groundwater system, surrounding soil, and surface water per year.

Oil sands have made Alberta the largest emitter of industrial pollutants in Canada. Oil sands operations are the fastest growing source of Canada's greenhouse gas emissions (GHG), generating three times the amount during production as conventional oil. Under planned expansions, these emissions may more than quadruple by 2015.

The Canadian boreal forest provides critical climate regulation and carbon storage for the earth as a whole, storing more than 186 billion tons of carbon – equivalent to 913 years' worth of Canada's greenhouse gas emissions. This ecosystem is the breeding ground for over 30% of North American birds.

Extracting one barrel of oil requires 2-5 barrels of fresh water, threatening the survival of numerous fish and bird species. Current withdrawals from the Athabasca River for oil sands development are twice that used annually by the population of Calgary.

Logging and oil sands development have fragmented the boreal, reducing it to less than 40% of its original size, with harmful impacts on many species. According to the Canadian Parks and Wilderness Association, it will take over 300 years before reclaimed areas become functioning forest again. The UN Environmental Program has identified the Canadian boreal as one of the world's top 100 "hot spots" of environmental change.

The Intergovernmental Panel on Climate Change has said that global emissions of greenhouse gases must reverse by 2015 to prevent serious climate disruptions.

The increasing likelihood of a carbon cap or carbon taxation regime creates economic risks for oil sands production, because of its uniquely high greenhouse gas emissions. More broadly, increasing public awareness of climate change and the environment creates reputational concerns for companies engaged in oil sands production.

RESOLVED
Shareholders request that an independent committee of the Board prepare a report, at reasonable cost and omitting proprietary information, on the environmental damage that would result from the Company's expanding oil sands operations in the Canadian boreal forest. The report should consider the environmental implications of a policy of discontinuing these expansions and should be available to investors by the 2010 annual meeting.

ANALYSIS

The principal thrust of the proposed resolution is not duplicative of or subsumed by the prior greenhouse gas proposal.
The Proponent submitted the above Proposal to Chevron on December 18, 2008 regarding oil sands operations (the oil sands proposal). In addition, a separate proposal was received by Chevron on December 15, 2008 from the sisters of St. Dominic of Caldwell, New Jersey (the "GHG" proposal). That resolution asks for the board of directors to publicly adopt quantitative, long-term goals, based on current technologies, for reducing total greenhouse gas emissions from the Company's products and operations, and that the Company report to shareholders by September 30, 2009, on its plans to achieve these goals. Such a report requested in the greenhouse gas resolution would cover all of the Company's products and operations, report on GHG emissions for all of these areas, set concrete targets for reducing total GHG emissions across all Company operations and products, and would publicly announce said targets to increase accountability.

The GHG report would not deal with the major environmental impacts posed by oil sands operations expansion, including on water use, land reclamation, biodiversity/wildlife, and other environmental issues. By contrast, the report requested in the Proponent's oil sands resolution would deal *exclusively* with the Company's two oil sands projects. The report would address all of the environmental impacts that those two oil sands projects have on the Boreal Forest and the environment in general. As such, it does not substantially duplicate the GHG proposal.

A brief summary of the environmental impacts of oil sands development.
It may be helpful in understanding the Proposal to briefly review some of the environmental concerns posed by oil sands operations and their expansion. The oil sands, often referred to as the "tar sands," were deemed "the most destructive project on Earth"[1] last February by a Canadian environmental organization, Environmental Defence. The organization's accompanying report, and other similar reports written by non-governmental organizations and investment companies such as The Ethical Funds, identify five critical environmental impacts of oil sands operations:

- Impact on wildlife and habitat
- Forest conservation
- Water use and pollution
- Air pollution
- Greenhouse gas emissions

[1] "Canada's Toxic Tar Sands: The Most Destructive Project on Earth," Environmental Defence, February 2008

The Boreal Forest, home to all of the Canadian oil sands operations, is "the largest unspoiled forest and wetland ecosystem remaining on Earth."[2] Its biodiversity is nearly unrivaled and it provides critical habitat for wildlife – including millions of migrating songbirds and waterfowl, representing over 30% of North American birds,[3] and iconic species facing serious decline, such as the woodland caribou.[4]

Oil sands operations in the Boreal Forest require the complete elimination of surface vegetation and soil, and also necessitate pipelines, roads and other infrastructure that cut across broader swathes of the Boreal. The oil sands lie beneath approximately 34.5 million acres, or 140,000 km^2, of this valuable ecosystem—deforestation and habitat destruction of this degree would be devastating.[5] The impact on the Canadian Boreal Forest's ability to sustain this vast array of wildlife habitat is being felt even now, as already-threatened woodland caribou populations have declined by more than 50% in Northeast Alberta.[6]

Processing oil sands is highly resource intensive and environmentally damaging to other components of the ecosystem beyond land. Current operating projects in the oil sands require two to five barrels of water to produce one barrel of oil. Oil sands projects are allowed to use 349 million cubic metres of water annually, which amounts to twice as much as the entire City of Calgary uses on an annual basis.[7] Less than 10% of the water used by oil sands operations is returned to the Athabasca River, an already stressed water source. Downstream, local communities are experiencing increased rates of cancer that some have linked to pollution from oil sands operations.[8]

Much of the water used by oil sands projects that is not returned to the Athabasca River ends up in massive tailing ponds full of toxic waste from the extraction process. Tailing ponds from oil sands operations are similar to those produced by coal operations. The recent devastating spill at a TVA operation in Tennessee, now being called the "largest environmental disaster of its kind in the United States," provides a timely reminder of the risks associated with these types of operations.[9] Tailing pollutants from oil sands operations are acutely toxic and are known to leak 11 million liters of contaminated water into the groundwater system, surrounding soil, and surface water per year.[10]

While the Alberta government plans to strengthen land reclamation regulations for companies

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[2] "Mineral Exploration Conflicts in Canada's Boreal Forest." International Boreal Conservation Campaign and the Canadian Boreal Initiative. May 2008

[3] "Danger in the Nursery: Impact on birds of tar sands oil development in Canada's Boreal forest." Boreal Songbird Initiative. December 2008. www.nrdc.org/wildlife/borealbirds

[4] The Ethical Funds. "Unconventional Risks: An Investor Response to Canada's Oil Sands," October 2008, pg. 8.

[5] Ethical Funds, pg. 5.

[6] Ethical Funds, pg. 8.

[7] The Pembina Institute. "Albertans' Perceptions of Oil Sands Development Poll. Part 2: Environmental Issues." Presentation by Simon Dyer, page 4. http://pubs.pembina.org/reports/OS_Survey_Enviro.pdf

[8] http://www.theglobeandmail.com/servlet/story/LAC.20090207.CANCER07/TPStory/?query=oil+sands+water

[9] Shaila Dewan, "Tennessee Ash Flood Larger Than Initial Estimate," The New York Times, December 26, 2008. Available at: http://www.nytimes.com/2008/12/27/us/27sludge.html?_r=1&scp=3&sq=tva%20coal%20spill&st=cse

[10] "The Tar Sands' Leaking Legacy." Matt Price, Environmental Defence, December 2008.

involved in oil sands projects,[11] the ability to restore damaged forest and bodies of water to their original states has not been proven.[12] Environment Canada, the country's environment agency, notes: "… because it is so expensive to clean up a contaminated aquifer (and if it can be done at all), it is preferable by far to prevent contamination from happening in the first place."[13] Pollution from oil sands operations signifies a long-lasting and potentially irreversible legacy of severe damage to the Boreal Forest by oil sands companies, and also presents a risk of rising costs to companies unable to restore the land and water surrounding their operations.

Air pollution from the oil sands has made Alberta the "industrial pollution hotspot within Canada".[14] Emissions from oil sands projects, *unrelated to greenhouse gas emissions*, include nitrogen oxides (NOx), sulphur dioxide (SO_2), Benzene, and particulates. These pollutants include not only respiratory irritants and carcinogens, but also contribute to smog and acid rain.

Greenhouse gas emissions also fall under the umbrella of air pollution from the oil sands. The very high lifecycle carbon emissions intrinsic to oil sands extraction pose significant risks and have the potential to limit the markets where the resulting petroleum can be exported. Extracting bitumen from the oil sands is estimated to be 3-5 times more carbon intensive than conventional oil processing.[15]

Analysis of the language of the resolution.

Approximately, by a factor of about 2:1, the whereas clauses and supporting statement of the current resolution focuses on environmental issues related to oil sands other than climate change. These include impacts on water usage and contamination ("11 million liters of contaminated water are known to leak into the groundwater system, surrounding soil, and surface water per year"; "Current withdrawals from the Athabasca River for oil sands development are twice that used annually by the population of Calgary" etc.); wilderness and ecosystem impacts ("logging and oil sands development have fragmented the boreal, reducing it to less than 40% of its original size"; "will take over 300 years before reclaimed areas become functioning forest again"); and the impact on particular species ("this ecosystem is the breeding ground for over 30% of North American birds").

The Company nevertheless argues that information requested in the Proponent's resolution would be subsumed in the greenhouse gas report requested in the GHG resolution. Examination of another company's environmental report to address oil sands operations shows that such reports do not typically emphasize greenhouse gases but instead principally cover the wide array of other environmental issues.

Suncor is a Chevron competitor whose business revolves principally around oil sands extraction. According to the company's 2007 Annual Report of the 271,400 barrels of oil equivalent per day produced by Suncor, oil sands accounts for 235,600 barrels. Suncor accounts for about 30%

---

[11] "Alberta set to unveil new rules for oil sands waste." Norval Scott, *The Globe and Mail*. November 26, 2008.
[12] "The Tar Sands' Leaking Legacy." Matt Price, Environmental Defence, December 2008.
[13] See: http://www.ec.gc.ca/water/en/info/pubs/FS/e_FSa5.htm
[14] Ethical Funds, pg. 7.
[15] Ethical Funds, pg. 7.

of all upgraded product coming out of the oil sands.

Suncor has set the "gold standard" for reporting on its oil sands operations. In its reports, the types of issues addressed include:

- Land use and reclamation
- Water use
- Air pollution
- Biodiversity and impact on wildlife
- Carbon emissions and climate change

Suncor's most recent oil sands sustainability report can be found at http://www.suncor.com/doc.aspx?id=114. Suncor spends a total of 18 pages discussing specific environmental impacts of their oil sands operations (pages 25-42). Of those 18 pages, only 5 pages cover issues related to greenhouse gas emissions (pages 30-34). **We include pages 25-42 as Attachment A to this letter.** Both Chevron and Suncor are engaged in both mining and "in-situ" oil sands operations. Both companies are involved in very similar types of operations. The tagline for Suncor's environment section is: "We know our capacity to develop the oil sands in the future depends on our ability to responsibly manage our impacts on the environment." Chevron is considering major developments of oil sands projects in the future, with their 60% stake of the Ells River project that already encompasses over 85,000 acres of the Boreal Forest. The Suncor report is thus further evidence that the argument that a greenhouse gas report would "subsume" the information needed under the resolution calling for a report on environmental impacts of oil sands operations is inaccurate.

Oil sands represent only a small element of Chevron's GHG issues.
Chevron's most recent response to the Carbon Disclosure Project (CDP), a climate change-related report which reflects the types of topics that the GHG proposal's report would need to address (minus specified goals and plans for reduction), mentions the oil sands extraction efforts only once, and only in an extra notes section. The oil sands are only a small piece of the Company's greenhouse gas profile. Therefore, the GHG report would probably only address the climate impact of oil sands expansion very briefly.

Staff precedents support the finding that the resolutions are not substantially duplicative
Resolutions can have some overlapping topics without being considered excludable as substantially duplicative, as long as the principal thrust of the resolutions is sufficiently different. This is demonstrated by numerous Staff precedents.

For example, in *Citigroup Inc.* (February 7, 2003), the Staff found that a resolution was not duplicative under Rule 14a-8(i)(11) even though the two shareholder proposals dealt with strategy and policies aimed at protecting the environment with a focus on combating climate change. Though in fact the two resolutions shared four virtually identical clauses in their respective preambles, the resolution at issue called for a strategy to position Citigroup as an environmental leader in its industry, while the other proposal requested a commitment to more specific policies that would include a publicly available audit of carbon exposure, a feasibility study including a timeline of the replacement of projects in endangered ecosystems and those that negatively impact resident indigenous people with projects that advance renewable energy and community based sustainable development, and an itemization of such projects. Since those resolutions were not substantially duplicative, neither are the present ones, where principal thrust of the asks are much more distinct.

Viewing many of the Staff precedents under rule 14a-8(i)(11), it is clear that some level of topical overlap is not a fatal flaw as long as the principal thrust of the resolutions remains distinctive:

- In *Exxon Mobil Corporation* (March 5, 2004), the Staff found that a resolution was not duplicative under Rule 14a-8(i)(11) when two shareholder proposals dealt with political partisanship. The resolution at issue requested an annual report containing information about the company's political contributions, while another proposal on the proxy asked the company to avoid political partisanship by avoiding particular practices. Again, as in the present resolution, a bit of topical overlap was not a fatal flaw.

- In *Verizon Communications Inc.* (February 23, 2006), the Staff found that a resolution was not duplicative under Rule 14a-8(i)(11) when two shareholder proposals dealt with aspects of board membership. The resolution at issue requested that the board of directors adopt a policy that Verizon would not nominate two or more persons for election to its board who sit together as members of another board, while another proposal on the proxy urged an amendment to Verizon's corporate guidelines that two-thirds of the board would be independent of the company.

- In *AT&T Corp.* (March 2, 2005), the Staff found that a resolution was not duplicative under Rule 14a-8(i)(11) when three shareholder proposals dealt with shareholder approval for severance or retirement arrangements with senior executives. The proposal addressed executive benefits to be paid upon retirement, while the other two proposals addressed golden parachute severance arrangements, i.e. compensation and other benefits to be paid to executives upon involuntary termination of their employment.

- In *Bristol-Myers Squibb Company* (February 18, 2005), the Staff found that a resolution was not duplicative under Rule 14a-8(i)(11) when two shareholder proposals dealt with political contributions. The proposal in question recommended the publication of political contributions in the Wall Street Journal and USA Today, while the other proposal on the proxy requested that the Board adopt a policy to report annually to shareholders on corporate resources devoted to supporting political entities or candidates and be posted on the company's website.

- In *Time Warner Inc.* (February 17, 2005), the Staff found that a resolution was not duplicative under Rule 14a-8(i)(11) when two shareholder proposals dealt with majority voting. The proposal in question requested that the Board of Directors initiate the process to amend the Company's governance documents to provide that director nominees would be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, while the other proposal called for a majority vote on each issue that could be subject to shareholder vote.

The Company cites a series of precedents in support of its argument; these precedents are all inapposite. In each of the cases cited the two resolutions not only dealt with the same broad subject matter but also called for actions by the company that had the same principal subject matter thrust.

- In *Ford Motor Co.* (avail. Feb. 19,2004), the excluded resolution asked about "**goals concerning fuel mileage or greenhouse gas emissions reductions** similar to... the highest standards contained in recent Congressional proposals" while the other resolution asked for "(a) **performance data** from the years 1994 through 2003 and ten-year projections **of estimated total annual greenhouse gas emissions** from its products in operation; (b) **how the company will ensure competitive positioning based on emerging near and long-term GHG regulatory scenarios** at the state, regional, national and international levels; (c) how the Company can **significantly reduce greenhouse gas emissions** from its fleet of vehicle products (using a 2003 baseline) by 2013 and 2023." In other words the principal thrust of both of these resolutions related to how the company was adopting policies on greenhouse gas reduction in the face of regulatory change. It is apparent that the two proposals in the Ford case were far more similar than the current proposals.

- In *General Motors Corp.* (avail. Mar. 13,2008), the excludable resolution entailed a request "that a committee of independent directors... assess the steps the company is taking to meet new fuel economy and greenhouse gas emission standards for its fleets of cars and trucks " because it was duplicative of a prior proposal requesting that "the Board of Directors publicly adopt quantitative goals, based on current and emerging technologies, for reducing total greenhouse gas emissions from the company's products and operations; and that the company report to shareholders." The company successfully asserted that the apparent difference in the two reports, relating to new fuel standards, would be covered in any report addressing greenhouse gas emissions generally. By contrast, in the present matter the company has not effectively argued that the many environmental issues related to oil sands would be addressed in the greenhouse gas report requested in the GHG resolution.

- In *Cooper Industries Ltd.* (avail. Jan. 17, 2006) both resolutions related entirely to human rights policies of the company, albeit in different frameworks of analysis.

- In *Merck and Co., Inc.* (avail. Jan. 10,2006) and *Seibel Systems, Inc.* (avail. Apr. 15,2003) both cases involved excludable resolutions which duplicated very similar proposals related to management compensation and stock options.

- In *General Electric Co.* (avail. Jan. 22, 2003) the excludable resolution duplicated a prior request to report the range between highest and lowest levels of staff compensation. Even though the reports had different details, the thrust of examining the highest and lowest levels of staff compensation was still the same.

- In *Merck and Co., Inc.* (avail. Dec. 29, 2005) the overlap of both proposals involve the thrust of separating senior executive and board level roles, even though one resolution only talked about the CEO and the other talked about other high-level officers.

- In *Wal-Mart Stores, Inc.* (avail. Apr. 3, 2002) the excludable resolution involved a request for a report on gender equality in employment at Wal-Mart. The previous resolutions, although referring to a "Glass Ceiling Report," had the same thrust, albeit with different language, namely a report on policies and programs related to gender discrimination.

Finally, the Company also attempts to argue that "the content of the report requested in the Proposal would be subsumed by the report called for in the GHG Emissions Proposal. If issued, the quantitative goals and related report requested in the GHG Emissions Proposal would apply to Chevron's global operations and family of products and naturally encompass an analysis of oil sands operations in Canada."

As we noted above the overlap is slight and the GHG report would certainly not fulfill the principal thrust of the request in the present resolution. The many serious environmental issues facing these operations – impacting regional land, water and air-- would not be addressed in the second proposal. As such, this is not at all like the cited decision in *Wyeth* (avail. Jan. 21, 2005), where the Staff permitted Wyeth to exclude a proposal where Wyeth successfully argued that one study concerning Canadian wholesalers would be **completely** subsumed by the report in the prior proposal.

The Company inaccurately argues that "if both proposals were included in Chevron's proxy materials, stockholders would assume incorrectly that there must be substantive differences between two proposals and the requested reports." As we believe we have demonstrated, nothing could be further from the truth.

CONCLUSION

As demonstrated above, the Proposal is not excludable under Rule 14a-8(i)(11). Therefore, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no-action request. In the event that the Staff should decide to concur with the Company, we respectfully request an opportunity to confer with the Staff.

Please call me at (413) 549-7333 with respect to any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,

Sanford Lewis
Attorney at Law

cc: Lydia Beebe, Green Century Capital Management
Christopher A. Butner, Assistant Secretary and Managing Counsel, Chevron Corporation

ATTACHMENT A
ENVIRONMENTAL IMPACTS SECTION
OF SUNCOR OIL SANDS OPERATIONS
SUSTAINABILITY REPORT

SUNCOR ENERGY

a closer look

at our journey toward sustainable development

2007 report on sustainability

about suncor

Oil Sands Located in the Wood Buffalo region near Fort McMurray, Alberta, our oil sands business recovers bitumen through conventional surface mining and in-situ technologies and upgrades it into refinery-ready crude oil products and diesel fuel.

Natural Gas and Renewable Energy This business manages development and production of natural gas in western Alberta and northeastern British Columbia. This division also supports our sustainable development goals by managing investments in wind energy and overseeing business opportunities to reduce greenhouse gas (GHG) emissions.

Energy Marketing and Refining – Canada[1] Based in Toronto, Ontario, this business markets our natural gas production and refinery-ready crude oil products to commercial and industrial customers. The business also operates a 70,000 barrel per day refinery in Sarnia, Ontario, and more than 500 distribution outlets in Ontario, including the Sunoco-branded retail network and joint venture operated service stations.

Refining and Marketing – U.S.A. Through our office in Denver, Colorado, this business connects Suncor to industrial, commercial and retail markets in the U.S. Rocky Mountain region. The business operates a 90,000 barrel per day refining complex in Commerce City, Colorado, as well as retail stations under the Phillips 66® brand and associated storage, pipeline and distribution facilities in Colorado and Wyoming.

Major Projects This internal group manages engineering, procurement and construction for all expansion projects.

1 In early 2007, Suncor reorganized our business structure and combined our downstream operations into one entity. For this report, Suncor continues to provide information about our refining and marketing efforts as two separate businesses.



CANADA
Fort McMurray
Edmonton
Calgary
Toronto
Sarnia
Commerce City
UNITED STATES

All financial information is reported in Canadian dollars unless otherwise noted. References to "Suncor" or "the company" mean Suncor Energy Inc., its subsidiaries, partnerships and joint venture investments, unless the context indicates otherwise. This document contains forward-looking statements based on current expectations that involve risks and uncertainties. Actual results may differ materially. See the legal notice on the inside back cover for additional information.

a closer look

at minimizing our
environmental footprint

Suncor was named one of the "Green Giants of Business" by Fortune magazine in 2007. This first-ever ranking singled out 10 companies that go beyond what is required to operate in environmentally responsible ways.

our environmental performance

We know our capacity to develop the oil sands in the future depends on our ability to responsibly manage our impacts on the environment. That's why Suncor is committed to a course of sustainable development.

our approach

Suncor's Environmental Health and Safety (EH&S) Policy is helping move us toward that vision of sustainable development. The policy outlines our key beliefs:

- all incidents can be prevented
- management is accountable for EH&S performance
- working safely and in an environmentally responsible manner are conditions of employment
- preventing incidents and managing our environmental impacts make for good business.

Guided by this policy, Suncor made progress on a number of key environmental issues in 2005 and 2006. Most notably, our water use intensity improved and we continued to enhance energy efficiency in our operations. Investments in wind power and ethanol production reached new levels and we upgraded our refineries to produce low sulphur fuels. But growth remains our greatest challenge. As production grew in the past two years, our greenhouse gases, sulphur dioxide and other air emissions also increased. Our total footprint on the land also expanded. Going forward, our Environmental Excellence strategy is designed to help address some of these challenges. We also intend to aggressively pursue technological solutions to issues such as climate change and energy consumption.

Tracking our progress is essential to delivering on these priorities. We are guided by an EH&S management system standard which defines Suncor's practices and procedures around environmental management. Our annual EH&S compliance audits help identify areas for improvement and company-wide teams of environmental experts help ensure best practices are developed and shared across our businesses. Suncor also conducts life cycle value assessments on all major projects to help evaluate the impacts of each stage of our expansion. For more information on policies and procedures guiding Suncor's environmental performance, see pages 87 to 88.

in this section

aiming for environmental excellence

How do we turn our sustainability vision into action? It starts with the thoughts and actions of every Suncor employee.

While Suncor employees have long been ready and willing to take on environmental challenges, we realized they needed support to get the job done. That's why Suncor launched our Environmental Excellence strategy in 2006.

Environmental Excellence starts with the basics: by working to change the way we think about environmental stewardship. Suncor is aiming to build an internal culture in which waste is not tolerated and where employees are encouraged to innovate to solve environmental challenges. This includes asking employees to find ways to go beyond simply meeting regulations to identify opportunities for superior environmental performance.

The strategy is focused in four key areas: energy efficiency, waste, water and land. It was launched at a company-wide Environmental Excellence Summit in 2006, which brought together more than 130 Suncor employees for two days of brainstorming about the environmental obstacles and opportunities facing our business.

After that, Suncor formed an Environmental Excellence team to find tangible ways to improve environmental performance and incorporate those actions into our business plans. Energy efficiency enhancements, installation of solar power pumps at natural gas wells and improved air monitoring have been some of the early successes.

Environmental Excellence is now included in the orientation process for every new Suncor employee. Suncor has also established an internal fund to help kickstart new projects.

"Our employees can be a powerful force for change," says Gord Lambert, vice president, sustainable development. "Their capacity to innovate and solve problems is remarkable. Now, we're giving them more resources to get the job done."

Adam Albeldawi, an environmental specialist at Suncor's Sarnia refinery, tests a remote perimeter sensing monitor. This new equipment was introduced as part of the Environmental Excellence initiative and will be used to detect emissions from our operations.

The $540-million refinery upgrade in Commerce City enables Suncor to meet ultra low sulphur diesel requirements in the United States. As part of the upgrade, we also installed new equipment that reduces smog-generating sulphur emissions from our refinery by nearly half.

air emissions

In the same way that Suncor works to reduce the impact of our operations on water and land, we are continually striving to minimize the emissions entering the air and atmosphere.

Our key focus areas include the release of sulphur dioxide (SO_2), nitrogen oxides (NO_X) and volatile organic compounds (VOCs), which affect air quality; and greenhouse gases such as carbon dioxide, which relate to climate change.

tackling air quality issues

Starting in July 2006, we identified a new air quality concern. Air monitoring stations near Suncor's oil sands site began recording more frequent incidents of higher-than-normal hydrogen sulphide concentrations.

Any detection that exceeds the Alberta Ambient Air Quality Guidelines is known as a ground levelconcentration (GLC) exceedance. Typically, the monitoring stations near the Suncor site recorded between 30 and 35 of this type of occurrence each year. With the increase that began in July, there were 187 GLC incidents in 2006.

Working closely with regulators, Suncor established an emissions management task force to identify potential sources of these emissions and developed an action plan. The team has identified the sources of the emissions in our operations and is implementing process and equipment enhancements to address the issue.

In the meantime, Suncor is keeping Alberta Environment updated on our progress and making sure residents remain informed about any air quality concerns.

did you know?

Suncor supports a [illegible] approach to managing air quality through our membership in the Wood Buffalo Environmental Association (WBEA). This community-based organization monitors and reports air quality around the clock.

sulphur dioxide

While total sulphur dioxide (SO_2) emissions from our oil sands operation have continued to increase, other parts of our business recorded lower total SO_2 emissions in 2006. SO_2 emission intensity has declined in most parts of our business, leading to a company-wide decrease of approximately 16% between 2002 and 2006.

In 2006 Suncor introduced new processes at our oil sands facility to minimize emission increases. These efforts included reducing the amount of petroleum coke used as a fuel source by replacing it with cleaner burning natural gas.

At Commerce City, total SO_2 emissions for 2006 were down approximately 50% compared to 2004 (the earliest year for which data is available) due in part to the installation of new SO_2 controls. In our natural gas business we have eliminated SO_2 and CO_2 emissions from our South Rosevear gas plant by injecting the gases underground at a nearby well site.

While we continue to actively manage emissions from our operations, we are also making efforts to reduce SO_2 emissions from the end use of our products. In 2006, both Canada and the United States introduced regulations limiting sulphur content in diesel fuel. After significant investments in our two refineries, Suncor is now producing ultra low sulphur diesel fuel that produces fewer tailpipe emissions.

nitrogen oxides

Suncor's company-wide NO_x emissions increased 40% since 2002 due primarily to overall production growth. NO_x emission intensity remained relatively unchanged for the same period.

At our oil sands facility, Suncor continued our program of introducing low-NO_x emission technology in our mine fleet. Starting in 2005, we also piloted a new mobile mining technology that is expected to begin replacing part of the truck mining fleet. The technology is expected to be implemented in Suncor's Voyageur South expansion project which is due to begin production in 2011 (see page 44).


06
1.65
1.12
0.50
0.19
1.17


06
1.04
1.17
0.24
0.15
0.78

a closer look

at managing greenhouse gas emissions



Suncor's Magrath wind farm

the challenge

a global energy dilemma

Climate change has emerged as the foremost environmental concern of our time.

World leaders and organizations such as the International Panel on Climate Change (IPCC) are issuing stern warnings about rising greenhouse gas levels caused by human activities such as producing and burning fossil fuels.

At the same time, demand for low-cost energy continues to grow as the global population increases and developing nations modernize their economies. As a major energy producer, much of Canada's social and economic well-being is tied to continued development of this country's petroleum resources – and the Athabasca oil sands in particular.

The challenge ahead for Suncor, the energy industry, governments and citizens will be: how do we continue to meet the growing demand for low-cost energy in environmentally responsible ways?

the impact

a new era of regulation

As a major producer, exporter and consumer of energy, Canada is at the centre of the climate change discussion. Oil sands operations are large and growing emitters of greenhouse gases, but development of the resource also provides a secure source of crude oil. For this reason, Canadians are uniquely motivated to find innovative solutions to climate change.

Suncor took action early to voluntarily reduce our greenhouse gas emissions through investments in technology, renewable energy development and energy efficiency improvements in our operations.

Today, provincial and federal regulations for industrial emitters are adding a new dimension to greenhouse gas management efforts. Both jurisdictions have introduced emission-intensity-based targets that will require Suncor to continue to reduce our GHG emissions per barrel of oil.

Suncor believes the focus on emission intensity is an important first step toward reducing greenhouse gas emissions from the oil sands while also preserving the benefits of economic growth. Making progress on emission intensities may then set the stage for longer term reductions in Canada's absolute GHG emissions – a goal that would take both significant time and investment to achieve.

We continue to monitor climate change policy and regulatory developments, including efforts to harmonize regulations across jurisdictions. We are also assessing the financial impact associated with the new regulations. In the meantime, Suncor is not waiting to take further action on climate change.

our response

harnessing innovation and technology

A long-term focus on sustainable development [illegible] the driving force behind Suncor's early efforts to address our GHG emissions. Since adopting a seven-point Climate Change Action Plan in 1997, we have voluntarily reported our progress in managing GHG emissions on an annual basis. We have made [illegible] renewable energy and introduced new technologies to improve energy efficiency. We['ve] had considerable success: on a per-barrel basis, Suncor has reduced [illegible] emission intensity by [illegible]% since [illegible].

[illegible]

Could Suncor become carbon neutral by 2020?

Suncor agrees that carbon neutrality is a desirable goal and one that may be achievable over the long run. But getting there could be an expensive, complex process requiring significant collaboration and careful planning with industry partners and governments.

We believe technology development holds the single greatest opportunity for achieving large-scale greenhouse gas reductions. Carbon capture and storage and accessing geothermal energy are among the current and emerging technologies that could one day transform the environmental sustainability of our business and others.

There are other more immediate options, such as purchasing large quantities of foreign greenhouse gas credits to offset our greenhouse gas emissions. But buying foreign credits is expensive and drives investment outside of Canada. We prefer to invest our considerable capital in homegrown technologies that could deliver real, permanent and long-term greenhouse gas reductions in our operations.

Technology takes considerable time and capital to deploy. It will not happen overnight. That's why we cannot yet commit to being carbon neutral within a specific time frame. But that won't stop us from vigorously pursuing the many opportunities that lie ahead.


06
9 177
490
654
1 025
11 346


06
0.60
0.17
0.18
0.22
0.43

greenhouse gas emissions

In 2006, Suncor's gross GHG emissions were approximately 11.3 million tonnes of carbon dioxide equivalent (CO_2e). This marks a 131% increase from the 1990 baseline and is primarily due to a 313% increase in total production. GHG emission intensity – the amount of CO_2 produced per barrel of oil – fell 26% between 1990 and 2006.

Suncor was one of the first energy companies to take action on climate change and we continue to be guided by a seven-point action plan. Below is a summary of our progress in 2005 and 2006 against that plan:

action	2005 and 2006 highlights
manage our own greenhouse gas emissions	[illegible]
develop renewable sources of energy	[illegible]
invest in environmental and economic research	[illegible]
use domestic and international offsets	[illegible]
collaborate on policy development	[illegible]
educate employees and the public	[illegible]
measure and report our progress	[illegible]

a carbon capture opportunity for the oil sands

Carbon capture and storage technology has the potential to significantly reduce industrial greenhouse gas emissions and make Canada a technology leader. Here's how the oil sands industry could put the technology to work.

Carbon capture and storage involves capturing carbon dioxide (CO_2) at large industrial sources and transporting it by pipeline to mature oil and gas reservoirs for long-term storage. In some cases, the CO_2 can be used to recover additional oil from those reservoirs – a process known as enhanced oil recovery.

Suncor is a participant in the Integrated CO_2 Network (ICO_2N), a group of companies working to develop a carbon capture and storage framework for Canada. This framework would include:

- capturing and purifying CO_2 from large industrial sources, including oil sands plants and coal-fired electricity generating plants
- transporting the CO_2 via pipeline
- and injecting CO_2 into depleted oil and gas reservoirs for enhanced recovery and into other deep geologic formations for long-term storage.

ICO_2N could become a reality within the next decade. The network could reduce greenhouse gas emissions by up to 20 million tonnes per year – the equivalent of removing four million cars from the roads.

Carbon capture and storage would deliver economic benefits by increasing oil production through enhanced recovery. ICO_2N would also create jobs and significant construction spending, and promote technological innovation.

Carbon capture and storage technology has been deployed elsewhere in Canada and internationally. However, the ICO_2N proposal faces several challenges. For instance, the investment required is large and involves significant risk for investors. It will take collaboration between governments and industry to establish the right policy framework and investment and risk-sharing arrangements to allow carbon capture and storage to proceed.

The ICO_2N team continues to meet with federal and Alberta government representatives to address these outstanding issues. Although challenges remain, the opportunity is clear – successful large-scale deployment of carbon capture and storage technology could make Canada a world leader and significantly reduce the carbon footprint of Alberta's oil sands.






Energy Use
06
Oil Sands
113.0
4.3
16.3
9.9
143.4


Energy Intensity
06
Oil Sands
Natural Gas
7.40
1.50
4.43
2.06
5.38

did you know?

Suncor is looking to incorporate water conservation and energy efficiency improvements into a proposed new oil sands administration building. The aim is to achieve LEED certification, an internationally accepted benchmark for high-performance green buildings.

energy efficiency

Developing the oil sands requires large amounts of energy, particularly natural gas. High prices make natural gas a significant operating cost for oil sands projects. So companies like Suncor have a clear economic incentive to reduce energy use. An added advantage: using less energy results in reduced greenhouse gases and other emissions.

Energy efficient innovations such as heat capture and cogeneration of steam and electricity have allowed Suncor to cut energy intensity (the amount of energy consumed for each barrel of oil produced) approximately 8% since 2002. But because of expansion, our absolute energy use continues to rise.

Although we have introduced energy efficiency improvements, we know there is more to be done. In 2007, Suncor expects to roll out an energy use strategy for our oil sands operation that will set ambitious operational targets and identify the best means of meeting them.

Technology will continue to play a critical role. Suncor is investigating the potential construction of a petroleum coke gasifier, which could one day help improve our overall energy efficiency and reduce reliance on natural gas. The gasifier would process petroleum coke (a byproduct of the upgrading process) to produce synthetic gas. This gas would then be used to supply hydrogen and fuel for generating steam and electricity at the oil sands plant.

Energy efficiency measures are not restricted to our oil sands operations; this is a company-wide priority. Some other initiatives include:

- In 2005 and 2006, Suncor replaced old-style chemical pumps with zero-emission, solar-powered pumps at eight natural gas sites in Alberta. Each of the old pumps vented 33,500 m^3 of discharge gas annually. The new pumps recover this resource and direct the gas into the sales line. Further installations are planned for 2007.
- At our Sarnia refinery, new heat exchangers were installed to improve waste heat recovery in a crude unit. Other modifications resulted in a gas stream that was previously flared being redirected to our gas plant for recovery.
- The integration of two adjacent refineries in Commerce City, Colorado led to several efficiency gains.

water

Two key measures of Suncor's water performance – total water withdrawal and water use intensity – improved in the past five years.

In 2006, Suncor used 55% less water per unit of production than in 2002 and total water withdrawal for the same period declined approximately 12%. Many of these gains were made at Suncor's oil sands facility. In 2006, Suncor withdrew 50.9 million m^3 of water from the Athabasca River. Water use intensity at our oil sands operation declined 51% between 2002 and 2006. This reflects an increased use of recycled water from our tailings system.

At Suncor's in-situ project, about 90% of the water is recovered and recycled back into the steam generators, forming a continuous loop. The initial water volume and the bulk of makeup water are taken from the oil sands waste water systems. When full rates of production are achieved, we expect a two to one water-to-bitumen ratio and recovery of about 95% of the water.

In 2006, the Sarnia refinery withdrew 30.5 million m^3 of water from the St. Clair River – a slight increase over 2002. This water is primarily used for process cooling. It does not come in contact with process material and flows directly back into the river. Water from rainfall, snowfall, potable municipal water, condensing steam and water removed during the refining process are treated and also discharged. As a result, Suncor returns more water to the St. Clair River than we withdraw.

The Commerce City refinery purchased 2.15 million cubic metres of water in 2006. About 50% of the water is returned to nearby Sand Creek via a Colorado State permitted and regulated outfall. The remainder is used in the refinery process and is lost to evaporation.




06
84.0
33.8


06
2.4
0.2
(1.0)
0.2
1.3

a closer look

at managing water resources



The Athabasca River in northeast Alberta

the challenge

finite resource, growing demand

Water is a precious resource that must be managed wisely. Water is also essential to all of Suncor's operations – in particular, our oil sands business. Pursuing a vision of sustainable development means balancing our company's water requirements with society's need to maintain a clean, safe and plentiful supply of this vital natural resource.

The challenge ahead is heightened by the pace of oil sands development. For decades, Suncor was one of only two oil sands companies drawing water from northern Alberta's Athabasca River. By 2011, there could be as many as nine companies with major projects in the region, all relying on the same river basin.

As an industry, we have gone from an era when water was abundant to one of potentially significant constraint. This, in turn, means companies are working to further reduce internal consumption, to recycle and to ensure any water returned to the river meets or exceeds regulatory requirements.

the impact

from abundance to constraint

Water impacts every aspect of Suncor's business. At our oil sands operations, water is primarily used in three ways: in the bitumen extraction process, as cooling and process water during upgrading, and to generate steam at our in-situ operations. Suncor's two refineries also require significant volumes of water for heating and cooling.

In recent years, Suncor has been operating near the capacity of our water licence withdrawal limits on the Athabasca River (approximately 60 million m^3 of water annually). Our water withdrawal from the Athabasca River in 2006 represented approximately 0.3% of the river's total flow. We are making concerted efforts to use less water. As a result, we did not seek an increase in our water licence for the construction or operation of the Voyageur upgrader – a move that is planned to increase the company's oil production capacity to 500,000 to 550,000 barrels per day.

At the same time, the industry-wide demand for water is having an impact on public policy. The Alberta and federal governments have jointly developed a water management framework on the premise that, under certain conditions (for example, "low flow," periods during winter), the withdrawal rate of current and proposed oil sands projects could present a risk to the ecological integrity of the Athabasca River. Increased scrutiny of water use is now a given for all companies operating in the region.

our response

conservation and innovation

Suncor recognizes the need to minimize our water consumption wherever possible – and we have not waited for regulators to impose limits before acting.

As part of our Environmental Excellence strategy, we are reinforcing a water conservation ethic for all operations and all employees. We plan to set internal targets and report to stakeholders on our progress in meeting them. We also continue to explore new technologies and pursue integrated watershed management in areas where we operate.

We have already made significant progress in reducing the amount of water required from the Athabasca River to produce a barrel of oil. In 2006, our oil sands operation used 2.4 m³ of river water to produce one cubic metre of oil – a [illegible] reduction in water use intensity since 2002. In our current expansion plans through to 2012, we expect to make further reductions.

These savings are being realized through increased recycling and process changes to use less water. A consolidated tailings technology, [illegible] water that was previously captured in tailings deposits is due to be reused in our operations.

Water is also incorporated into our reclamation plans. Approximately [illegible]% of the final reclaimed mining footprint will feature wetlands that will support the growth of boreal forest [illegible]. Through the Suncor Energy Foundation, we also invest in other wetlands initiatives, [illegible] Ducks Unlimited Canada, the Alberta Conservation Association and [illegible] Science.

Beyond our own plant gates, Suncor is helping to address the cumulative effects of development. We are an active member of the Regional Aquatics Monitoring Program (RAMP), a multi-stakeholder group that assesses water quality and flow in the rivers and lakes of northeast Alberta. RAMP's recent monitoring activity indicates changes to the Athabasca River have been minor. Results from other water bodies in the region showed no significant changes to surface water quality.

We remain committed to working with industry partners, governments and others to ensure future generations enjoy a plentiful and safe supply of this [illegible] resource.

Q

A

How does Suncor help maintain the quality of Athabasca River water?

Suncor appreciates the concerns about water quality that have been raised by communities such as Fort McKay and Fort Chipewyan, both located near the Athabasca River, downstream from oil sands operations. The communities rely on this watershed to support traditional activities such as fishing, trapping and travel.

Suncor works on several fronts to ensure the water we return to the river meets or exceeds government standards. Water use and discharge are closely monitored by Suncor and reported to government regulators. Most of the discharged volume is "once through" cooling water; the remainder is process effluent created in the upgrading operation. Before discharge, process effluent is treated by skimming and settling processes and is analyzed to ensure it meets effluent quality standards.

Surface run-off waters from Suncor's mining leases are discharged to the Athabasca River at controlled locations. These waters are routed through settling ponds to remove suspended solids and any residual hydrocarbons as a result of erosion during heavy rainfall. Discharges are analyzed before release to ensure compliance with water quality standards. Groundwater is also monitored to determine the impact of our operations on this water.

tailings management

As Suncor's mining operations expand, so does the inventory of tailings stored at our oil sands site. But thanks to persistent effort and significant investment in research and technology, we are making progress in tailings reclamation.


Suncor's first tailings pond is being filled with sand – one of the final steps toward reclaiming the pond to a stable, solid surface.

Tailings are a mixture of water, clay, sand and residual bitumen produced through the oil sands extraction process. Tailings are stored in ponds where the clay/water mixture forms a stable suspension. In time, these fine clay particles settle to form a fluid-like deposit called mature fine tailings (MFT).

on track for reclamation

Suncor remains on track to reclaim our first tailings pond by 2010. Pond 1 is currently being infilled with sand. Over the next few years, Suncor plans to begin contouring the surface and planting local vegetation to reflect the natural landscape. The reclamation plan for the 136-hectare pond includes building wetland habitat to encourage the return of wildlife.

Tailings technologies have advanced significantly since Suncor built Pond 1. After investing millions of dollars in research, we pioneered the use of consolidated tailings (CT) technology in the mid-1990s. The CT process uses gypsum, a byproduct of the sulphur recovery process, to accelerate the release of water from the tailings. The released water is then recycled through Suncor's operation, allowing us to reduce the amount of fresh water required from the Athabasca River.

The CT process helps increase the rate at which tailings ponds can be reclaimed. But we are not stopping there. As CT technology matures, we are working to make additional refinements to the process and regulators are closely monitoring our progress. The Alberta Energy and Utilities Board (EUB) made CT performance a condition of the approval of our North Steepbank Extension project and is looking for Suncor to make further improvements. Under the EUB conditions, Suncor must meet specific CT performance targets before mining can begin in the North Steepbank Extension.

We also continue to invest significantly in tailings research. As part of our Voyageur South mining project, Suncor is conducting large-scale tests of new tailings technology that could lead to faster reclamation.

land and biodiversity

Responsible resource development requires being good stewards of the land. Suncor strives to be just that by minimizing impact to lands under development, reclaiming disturbed lands and helping to conserve wildlife habitat.

Canada's vast boreal forest covers one-third of the country and contains one of the world's largest intact ecosystems. It is home to expansive rivers, lakes and wetlands rich in biodiversity. The forest supports a wide array of wildlife including migratory birds, waterfowl, bears, wolves and caribou.

The boreal forest is also home to a number of important industries, including Suncor's oil sands and natural gas businesses.

land management

Technology and planning are the two key pillars of land management.

Suncor helped pioneer customized equipment to build low-impact, narrower seismic lines. This technology significantly reduced the amount of land disturbed by natural gas, in-situ and pipeline development. The narrower clearances also reduce the impacts of predator and human activities on sensitive species such as caribou.

In-situ technology, developed to access resources too deep to be mined, has the added advantage of using only about 10% of the land normally disturbed by mining operations. While it's true that surrounding lands are affected by a network of roads, seismic lines, power line corridors and pipelines, many of these impacts can be mitigated through the second pillar of land management – good planning.

The Integrated Land Management (ILM) Program, spearheaded by the Alberta Chamber of Resources, encourages industry to find innovative, cross-sectoral solutions to the cumulative effects of resource development in the province.

Suncor, in partnership with Canadian Forest Products Ltd. (Canfor), signed one of the first ILM agreements in Alberta. In 2005, the two companies began co-ordinating their natural gas and forestry activities in a 650,000-hectare parcel of the boreal forest in west central Alberta. Suncor and Canfor now collaborate on several fronts, including resource management planning, road and bridge construction and protection of caribou and fish habitat.


06
13 093
949
7.2

The amount of reclaimed land on Suncor's leases is expected to triple in the next eight years as more land becomes available for reclamation.

natural surprises

land reclamation

Before any resource development can be approved, companies like Suncor must submit detailed, long-term plans for returning all disturbed lands to as close to a natural state as possible. Progress toward achieving these reclamation goals is rigorously monitored by regulatory agencies.

Most of the land disturbed by Suncor's activities is associated with our oil sands surface mining operations and, to a lesser extent, our in-situ facility and natural gas operations. Since oil sands production began in 1967, Suncor has disturbed approximately 13,000 hectares of land. At the end of 2006, approximately 7% of that land had been reclaimed. The rate of reclamation is expected to accelerate significantly over the next several years as the amount of land available for reclamation increases.

Applying for and receiving a reclamation certificate from the Alberta government is the final step in a reclamation process that can take many years. As of 2007, no oil sands company had received a reclamation certificate. But that doesn't mean significant progress hasn't been made.

In Suncor's case, we have reclaimed roughly 949 hectares of disturbed land at our oil sands facility that now supports a diversity of wildlife and native plants. Since 1967, we have planted more than three million trees. Areas that were planted in the 1980s are now regenerating and attracting moose, bears, deer, red foxes and wolverines.

Our approach to reclamation is constantly evolving. For example, in the early years, reclaimed land was contoured using straight lines. But input from key stakeholders, including Aboriginal neighbours and our communities, has led us to integrate more natural contours into reclaimed landscapes. Our revegetation now consists of only local species from locally sourced seed.

After the land is reclaimed, it is closely monitored by our reclamation experts to ensure its continued viability. Suncor reports our reclamation progress annually to regulators. We also continue to work with stakeholders in the oil sands region to clarify the steps involved in applying for reclamation certificates.

did you know?

Suncor is a signatory of [illegible] Conservation Framework [illegible] that balances conservation and responsible development in the vast boreal region.

restoring caribou habitat

We recognize some of our operations take place in ecologically sensitive areas. The Little Smoky region of west central Alberta is one such area. It is home to a herd of woodland caribou – a threatened species with a declining population. As a result, Suncor and our partner, ConocoPhillips, have taken an innovative approach to habitat restoration in this important region.

Suncor and ConocoPhillips have committed to invest $1.5 million in caribou habitat and population initiatives. These activities include restoration of old seismic lines, cutlines and access roads that have gradually segmented the herd's habitat over many years. These linear disturbances have increased human activity in the area and made it easier for wolves and other predators to hunt the caribou.

By the end of 2006, Suncor and ConocoPhillips had contributed to the restoration of more than 400 kilometres of linear disturbance in the area. The companies also supported a pilot project with the Alberta government to temporarily pen pregnant caribou during the 2006 calving season. This project helped protect the newborn animals from predators during their most vulnerable time. As a result, five new calves were released into the Little Smoky herd in 2006.

But not everybody is satisfied. Critics continue to call for a complete halt to industrial activity in the Little Smoky range. Suncor is actively working with our stakeholders, including our industry peers, the Alberta Caribou Committee, environmental organizations and the Alberta government, to help develop a long-term strategy for this important herd. We are also supporting efforts to develop land use guidelines for the area that consider both habitat protection and responsible resource development.

collaborating to conserve boreal habitat

[illegible]



monitoring every breath you take

cumulative environmental impacts

We know we don't operate in a vacuum. Suncor is one of many oil sands operators in the Wood Buffalo region. The cumulative impacts of industry-wide growth must be managed responsibly.

That's why Suncor is looking beyond our own operations. We're working collaboratively with industry, governments and other stakeholders to address the cumulative effects of development, which include greater impacts on land, air and water.

Together, we're working to find solutions. This is being done through a variety of multi-stakeholder groups in which Suncor is actively involved. These include:

- The Regional Aquatics Monitoring Program, which assesses the health of rivers and lakes in the oil sands region.
- The Wood Buffalo Environmental Association, which monitors and reports regional air quality.
- The Cumulative Environmental Management Association (CEMA), which develops recommendations to the Alberta government on how best to manage cumulative environmental impacts of oil sands development.

CEMA is the largest of these associations, consisting of more than 40 diverse stakeholder groups – from governments and Aboriginal communities to industry and environmental groups. CEMA operates by consensus, something that takes time to achieve. CEMA's critics say it takes too long.

Sue Lowell, Suncor's director of sustainability and integration and the past president of CEMA, acknowledges the challenges facing the group.

"CEMA has taken on some very complex work," says Sue. "And reaching consensus takes time. CEMA has made improvements to become more efficient. That said, the oil sands is one of the world's largest resource basins. We need to move forward with great care."

CEMA has had some recent successes. It has a number of working groups studying issues as diverse as reclamation, surface water and regional air quality. The association made important recommendations to government regulators in 2006, including a plan to manage ground level ozone which contributes to smog. Meanwhile, the working groups continue to seek solutions to priority issues in the region.

Chevron

Christopher A. Butner
Assistant Secretary &
Managing Counsel,
Securities/
Corporate Governance

Corporate Governance
Chevron Corporation
6001 Bollinger Canyon Road
T-3180
San Ramon, CA 94583
Tel: 925-842-2796
Fax: 925-842-2846
Email: cbutner@chevron.com

January 23, 2009

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Chevron Corporation*
Stockholder Proposal of Green Century Capital Management, Inc.
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that Chevron Corporation (the "Company") intends to omit from its proxy statement and form of proxy for its 2009 Annual Meeting of Stockholders (collectively, the "2009 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof submitted by Green Century Capital Management, Inc. (the "Proponent") from Chevron's 2009 Proxy Materials.

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before Chevron intends to file its definitive 2009 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if it elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of Chevron pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal requests that:

> [A]n independent committee of the Board prepare a report, at reasonable cost and omitting proprietary information, on the environmental damage that would result from the company's expanding oil sands operations in the Canadian boreal forest. The report should consider the environmental implications of a policy of discontinuing these expansions and should be available to investors by the 2010 annual meeting.

The "Whereas" clauses of the Proposal state, in part:

> Oil sands operations are the fastest growing source of Canada's greenhouse gas emissions (GHG), generating three times the amount during production as conventional oil. Under planned expansions, these emissions may more than quadruple by 2015.
>
> The Canadian boreal forest provides critical climate regulation and carbon storage for the earth as a whole, storing more than 186 billion tons of carbon – equivalent to 913 years' worth of Canada's greenhouse gas emissions.
>
> The Intergovernmental Panel on Climate Change has said that global emissions of greenhouse gases must reverse by 2015 to prevent serious climate disruptions.
>
> The increasing likelihood of a carbon cap or carbon taxation regime creates economic risks for oil sands production, because of its uniquely high greenhouse gas emissions. More broadly, increasing public awareness of climate change and the environment creates reputational concerns for companies engaged in oil sands production.

A copy of the Proposal and related correspondence with the Proponent is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2009 Proxy Materials pursuant to Rule 14a-8(i)(11) because the Proposal substantially duplicates another proposal previously submitted to us that we intend to include in Chevron's 2009 Proxy Materials.

ANALYSIS

The Proposal May Be Excluded under Rule 14a-8(i)(11) Because It Substantially Duplicates Another Proposal Received by Chevron.

The Proposal substantially duplicates a stockholder proposal Chevron received on December 15, 2008, from the Sisters of St. Dominic of Caldwell New Jersey (the "GHG Emissions Proposal"). *See* Exhibit B. The GHG Emissions Proposal requests that:

> [T]he Board of Directors publicly adopt quantitative, long-term goals, based on current technologies, for reducing total greenhouse gas emissions from the Company's products and operations; and that the Company report to shareholders by September 30, 2009, on its plans to achieve these goals. Such a report will omit proprietary information and be prepared at reasonable cost.

As discussed below, the core issues addressed by the Proposal and the GHG Emissions Proposal are the same: reducing the environmental impact of Chevron's operations (in particular greenhouse gas emissions).

Rule 14a-8(i)(11) provides that a stockholder proposal may be excluded if it "substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." The Commission has stated that "the purpose of [Rule 14a-8(i)(11)] is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." Exchange Act Release No. 12999 (Nov. 22, 1976).

When two substantially duplicative proposals are received by a company, the Staff has indicated that the company must include the first of the proposals in its proxy materials, unless that proposal may otherwise be excluded. *See, e.g., Great Lakes Chemical Corp.* (avail. Mar. 2, 1998); *Pacific Gas and Electric Co.* (avail. Jan. 6, 1994); *Atlantic Richfield Co.* (avail. Jan. 11, 1982). Chevron received the GHG Emissions Proposal on December 15, 2008, which is before December 18, 2008 when Chevron received the Proposal.

Pursuant to Staff precedent, the standard applied in determining whether proposals are substantially duplicative is whether the proposals present the same "principal thrust" or "principal focus," not whether the proposals are identical. *See, e.g., Qwest Communications Int'l, Inc.* (avail. Mar. 8, 2006); *The Home Depot, Inc.* (avail. Feb. 28, 2005); *Bank of America Corp.* (avail. Feb. 25, 2005); *Pacific Gas & Electric Co.* (avail. Feb. 1, 1993). Although phrased differently, the principal thrust or principal focus of the Proposal and the GHG Emissions Proposal is to reduce greenhouse gas emissions. For example, the GHG Emissions Proposal requests "quantitative, long-term goals . . . for reducing total greenhouse gas emissions." The Proposal requests a report "on the environmental damage that would result from the company's expanding oil sands operations . . . [and] the environmental implications of a policy of discontinuing these expansions. . . ", with a mandate in the Supporting Statement that the requested report discuss the impact on greenhouse gas emissions. Moreover, the Proposal's "whereas" clauses are dominated by references to greenhouse gas emissions, including the assertion that oil sands operations are "the fastest growing source of Canada's greenhouse gas emissions" and a citation to a third-party's statement about the need to "reverse" the "global emissions of greenhouse gases." Both the GHG Emissions Proposal and the Proposal also discuss increased climate regulations in a manner intended to support the resolutions.

Thus, the Proposal and the GHG Emissions Proposal are similar to the proposals at issue in *Ford Motor Co.* (avail. Feb. 19, 2004), where the Staff concurred that Ford could exclude from its proxy statement a proposal requesting that the company "adopt (as internal corporate policy) goals concerning fuel mileage or greenhouse gas emissions reductions similar to those which would be achieved by meeting or exceeding the highest standards contained in recent Congressional proposals" because it substantially duplicated a prior proposal requesting that the company "report to shareholders . . . (a) performance data from the years 1994 through 2003 and ten-year projections of estimated total annual greenhouse gas emissions from its products in operation; (b) how the company will ensure competitive positioning based on emerging near and long-term GHG regulatory scenarios at the state, regional, national and international levels; (c) how the Company can significantly reduce greenhouse gas emissions from its fleet of vehicle products (using a 2003 baseline) by 2013 and 2023." Ford successfully argued that "although the terms and the breadth of the two proposals are somewhat different, the principal thrust and focus are substantially the same, namely to encourage the Company to adopt policies that reduce greenhouse gas emissions in order to enhance competitiveness." Similarly, in *General Motors Corp.* (avail. Mar. 13, 2008), the Staff permitted General Motors to exclude from its proxy statement a proposal requesting "that a committee of independent directors. . . assess the steps the company is taking to meet new fuel economy and greenhouse gas emission standards for its fleets of cars and trucks, and issue a report to shareholders" because it was substantially duplicative of a prior proposal requesting that "the Board of Directors publicly adopt quantitative goals, based on current and emerging technologies, for reducing total greenhouse gas emissions from the company's products and operations; and that the company report to shareholders." General Motors successfully argued that the report requested in the second proposal concerning new fuel standards would be covered in any report addressing greenhouse gas emissions generally. *See also Cooper Industries Ltd.* (avail. Jan. 17, 2006)(permitting the exclusion of a proposal requesting that the company "review its policies related to human rights to assess areas where the company needs to adopt and implement additional policies and to report its findings" to stockholders because it substantially duplicated a prior proposal requesting that the company "commit itself to the implementation of a code of conduct based on . . . ILO human rights standards and United Nations' Norms on the Responsibilities of Transnational Corporations with Regard to Human Rights"); *Merck and Co., Inc.* (avail. Jan. 10, 2006) (permitting exclusion of proposal requesting that the company "adopt a policy that a significant portion of future stock option grants to senior executives shall be performance-based" because it was substantially duplicative of a prior proposal requesting that "the Board of Directors take the necessary steps so that NO future NEW stock options are awarded to ANYONE"); *Seibel Systems, Inc.* (avail. Apr. 15, 2003) (permitting exclusion of proposal requesting that the board "adopt a policy that a significant portion of future stock option grants to senior executives shall be performance-based" because it substantially duplicated a prior proposal requesting that the company "adopt and disclose in the Proxy Statement, an 'Equity Policy' designating the intended use of equity in management compensation programs").

Further Staff precedent demonstrating that proposals having the same principal thrust or principal focus, though nominally different, may be excluded under Rule 14a-8(i)(11) include *General Electric Co.* (avail. Jan. 22, 2003) where the Staff permitted GE to exclude from its proxy statement a proposal requesting that its board "review and report upon altering executive compensation policies to consider freezing executive salaries during periods of large layoffs, establishing a maximum ratio between the highest paid executive officer and the lowest-paid employee and seeking shareholder approval for executive severance or retirement plans exceeding two times annual salary" because it substantially duplicated a prior proposal requesting that the "Compensation Committee prepare a report comparing the total compensation of the company's top executives and its lowest paid workers." GE successfully argued that both proposals focused "on the proponent's perceived issue of 'excessive' executive compensation." *See also Merck and Co., Inc.* (avail. Dec. 29, 2005) (permitting exclusion of proposal requesting that the board establish a policy of separating the roles of board chair and chief executive officer so that an independent director who had not served as an executive officer of Merck serve as chair because it was substantially duplicative of a prior proposal that Merck senior corporate officers be prohibited from sitting on or chairing the board of directors); *Wal-Mart Stores, Inc.* (avail. Apr. 3, 2002) (permitting exclusion of proposal requesting a report on gender equality in employment at Wal-Mart because the proposal substantially duplicated another proposal requesting a report on affirmative action policies and programs). Thus, as with the proposals discussed in *General Motors* and the other precedent above, the fact that the operations addressed in the GHG Emissions Proposal are broader than the operations addressed in the Proposal does not prevent the Proposal from being substantially duplicative, as the principal focus of the proposals is the same: reducing the environmental impact of Chevron's operations (in particular greenhouse gas emissions).

Exclusion of the Proposal pursuant to Rule 14a-8(i)(11) also is appropriate because the content of the report requested in the Proposal would be subsumed by the report called for in the GHG Emissions Proposal. If issued, the quantitative goals and related report requested in the GHG Emissions Proposal would apply to Chevron's global operations and family of products and naturally encompass an analysis of oil sands operations in Canada. On prior occasions, the Staff has concurred that when the subject of a report proposed in a later proposal would be encompassed within the scope of a report proposed in a prior proposal, exclusion under Rule 14a-(i)(11) is permitted. For example, in *Wyeth* (avail. Jan. 21, 2005), the Staff permitted Wyeth to exclude a proposal requesting that the board prepare a "report on the effects on the long-term economic stability of the company and on the risks of liability to legal claims that arise from the company's policy of limiting the availability of the company's products to Canadian wholesalers or pharmacies that allow purchase of its products by U.S. residents" because it substantially duplicated a prior proposal requesting that the board "prepare a feasibility report on adopting a policy that would require Wyeth not to constrain the reimportation of prescription drugs into the U.S. by limiting the supply of drugs in foreign markets." Wyeth successfully argued that the study concerning Canadian wholesalers would be completely subsumed by the report in the prior proposal seeking a report on reimportation of prescription drugs in the U.S. Because the report requested in the GHG Emissions Proposal would include largely the same information that the Proposal requests, exclusion of the Proposal pursuant to Rule 14a-8(i)(11) is appropriate.

Finally, because the Proposal is substantially duplicative of the GHG Emissions Proposal there is a risk that Chevron's stockholders may be confused when asked to vote on both proposals. If both proposals were included in Chevron's proxy materials, stockholders would assume incorrectly that there must be substantive differences between two proposals and the requested reports. Moreover, if the GHG Emissions Proposal passed but the Proposal did not, the Company would be unable to determine the stockholders' will, and it would be difficult for the Company to decide what course of action it should take. Thus, consistent with the Staff's previous interpretations of Rule 14a-8(i)(11), Chevron believes that the Proposal may be excluded as substantially duplicative of the GHG Emissions Proposal.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if Chevron excludes the Proposals from its 2009 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Moreover, Chevron agrees to promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by facsimile to Chevron only.

If we can be of any further assistance in this matter, please do not hesitate to call me at (925) 842-2796 or Rick E. Hansen, Counsel, Chevron Corporation at (925) 842-2778.

Sincerely yours,

Christopher A. Butner
Assistant Secretary and Managing Counsel

Enclosures

cc: Lydia I. Beebe, Chevron Corporation
Charles A. James, Chevron Corporation
Emily Stone, Green Century Capital Management, Inc.

EXHIBIT A

LIB

DEC 18 2008

GREEN CENTURY FUNDS

December 17, 2008

Lydia I. Beebe
Corporate Secretary
Chevron Corporation
6001 Bollinger Canyon Rd.
San Ramon, CA 94583

Dear Ms. Beebe:

Green Century Capital Management, Inc. (Green Century) is filing the enclosed shareholder resolution for inclusion in Chevron's proxy statement pursuant to Rule 14a-8 of the general rules and regulations of the Securities Exchange Act of 1934.

There has been initial dialogue between investors and Chevron on the issue of the oil sands. We appreciate that and hope that the dialogue will continue expeditiously and ultimately be productive. However, to preserve our right as a shareholder to raise this issue at Chevron's annual meeting if necessary, and because of the seriousness of the issue, we are filing this resolution now.

Green Century holds over $2,000 worth of stock in Chevron and has held this position for over a year. Green Century intends to hold these shares through the date of the annual meeting. Verification of our ownership will follow this letter. We ask that the proxy statement indicate that Green Century Capital Management is the primary filer of this resolution. Thank you in advance for your prompt attention to this matter.

Green Century and other concerned investors would welcome the opportunity to continue our dialogue on the subject matter of the resolution, in the hopes of reaching an agreement that would allow us to withdraw the resolution prior to the printing of Chevron's proxy. To set up such a dialogue, please contact Green Century's shareholder advocate, Emily Stone, at (617) 482-0800, by email at estone@greencentury.com, or by postal mail at the address below.

Sincerely,

Kristina Curtis

Kristina Curtis
Senior Vice President
Green Century Capital Management, Inc.

GREEN CENTURY CAPITAL MANAGEMENT, INC.
114 STATE STREET, SUITE 200 BOSTON, MA 02109
tel 617-482-0800 *fax* 617-422-0881
www.greencentury.com

EXHIBIT A

Oil Sands Resolution

WHEREAS

Chevron holds a 20% interest in the Athabasca Oil Sands Project and a 60% interest in the Ells River Oil Sands Project. Both of these projects in the Canadian boreal forest are scheduled to expand dramatically in the coming years.

Processing oil sands is highly resource intensive and environmentally damaging, requiring the draining of wetlands, diversion of rivers, removal of trees and vegetation, and emission of greenhouse gasses. Tailing ponds from mining operations cover over 50 square miles of forest and bogs. Their pollutants are acutely toxic and 11 million liters of contaminated water are known to leak into the groundwater system, surrounding soil, and surface water per year.

Oil sands have made Alberta the largest emitter of industrial pollutants in Canada. Oil sands operations are the fastest growing source of Canada's greenhouse gas emissions (GHG), generating three times the amount during production as conventional oil. Under planned expansions, these emissions may more than quadruple by 2015.

The Canadian boreal forest provides critical climate regulation and carbon storage for the earth as a whole, storing more than 186 billion tons of carbon – equivalent to 913 years' worth of Canada's greenhouse gas emissions. This ecosystem is the breeding ground for over 30% of North American birds.

Extracting one barrel of oil requires 2-5 barrels of fresh water, threatening the survival of numerous fish and bird species. Current withdrawals from the Athabasca River for oil sands development are twice that used annually by the population of Calgary.

Logging and oil sands development have fragmented the boreal, reducing it to less than 40% of its original size, with harmful impacts on many species. According to the Canadian Parks and Wilderness Association, it will take over 300 years before reclaimed areas become functioning forest again. The UN Environmental Program has identified the Canadian boreal as one of the world's top 100 "hot spots" of environmental change.

The Intergovernmental Panel on Climate Change has said that global emissions of greenhouse gases must reverse by 2015 to prevent serious climate disruptions.

The increasing likelihood of a carbon cap or carbon taxation regime creates economic risks for oil sands production, because of its uniquely high greenhouse gas emissions. More broadly, increasing public awareness of climate change and the environment creates reputational concerns for companies engaged in oil sands production.

RESOLVED

Shareholders request that an independent committee of the Board prepare a report, at reasonable cost and omitting proprietary information, on the environmental damage that would result from the company's expanding oil sands operations in the Canadian boreal forest. The report should consider the environmental implications of a policy of discontinuing these expansions and should be available to investors by the 2010 annual meeting.

SUPPORTING STATEMENT

Despite best efforts at mitigation, producing bitumen from oil sands in the Canadian boreal will have intense environmental and social impacts. The requested report should discuss these impacts, including: on greenhouse gas emissions, water resources, and biodiversity; also social impacts on Albertans, including indigenous populations.

EXHIBIT A

Chevron

Christopher A. Butner
Assistant Secretary and
Managing Counsel,
Securities/Corporate
Governance

Corporate Governance
Chevron Corporation
T-3180
6001 Bollinger Canyon Rd.
San Ramon, CA 94583
Tel: (925) 842-2796
Fax: (925) 842-2846
cbutner@chevron.com

VIA OVERNIGHT COURIER

December 23, 2008

Kristina Curtis
Senior Vice President
Green Century Capital Management, Inc.
114 State Street, Suite 200
Boston, MA 02109

Re: Stockholder Proposal

Dear Ms. Curtis,

On December 18, 2008, we received your correspondence on behalf of Green Century Capital Management, Inc. ("Green Century"), dated December 17, 2008, submitting a stockholder proposal for inclusion in Chevron's Proxy Statement for its 2009 annual meeting of stockholders.

Your letter indicated that "Green Century holds over $2,000 worth of stock in Chevron and has held this position for over a year," but did not include any documentation as to Green Century's Chevron stock holdings. Since Green Century's share position is not reflected directly on the stock records of the Company, we are unable to confirm that Green Century has held the requisite number of shares for the requisite period of time to submit a proposal.

Pursuant to SEC Rule 14a-8(b), to be eligible to submit a proposal, a proponent must be a stockholder, either as record holder or beneficial holder, and must have continuously held at least $2,000 in market value, or 1% of the Company's securities entitled to be voted on the proposal for at least one year by the date the proposal is submitted. Rule 14a-8(b)(2) provides that beneficial holders must prove their share position and eligibility by submitting to the Company either:

(i) a written statement from the record holder of the shares (usually a broker or bank) verifying that, at the time the stockholder proponent submitted the proposal, the stockholder proponent has continuously held the required number of shares for at least one year; <u>or</u>

(ii) a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting the stockholder proponent's ownership of the shares as of or before the date on which the one-year eligibility period began, together with a written statement that the stockholder proponent has continuously held the required number of shares for at least one-year.

Kristina Curtis
Green Century Capital Management, Inc.
December 23, 2008
Page 2

EXHIBIT A

In connection with the above, I remind you that, as noted in Division of Corporation Finance Staff Legal Bulletin No. 14, a written statement from Green Century's investment advisor (if not also the record holder) or monthly, quarterly or other periodic investment statements are not sufficient forms of documentation as to Green Century's share position.

Please provide us with the appropriate form of documentation for Green Century's share position. Your response may be sent by U.S. Postal Service, overnight delivery, e-mail or facsimile to my attention at the address above. Pursuant to SEC Rule 14a-8(f), your response must be postmarked or transmitted electronically no later than 14 days from the date you receive this letter.

Thank you, in advance, for your attention to this matter.

Sincerely,

Christopher A. Butner

Enclosure

EXHIBIT A

§240.14a-8.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**

EXHIBIT A

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter) or 10-QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?**

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law*: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;
Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules*: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest*: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance*: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority*: If the company would lack the power or authority to implement the proposal;

(7) *Management functions*: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election*: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) *Conflicts with company's proposal*: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented*: If the company has already substantially implemented the proposal;

(11) *Duplication*: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions*: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

(j) **Question 10: What procedures must the company follow if it intends to exclude my proposal?**

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

EXHIBIT A

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) **Question 11: May I submit my own statement to the Commission responding to the company's arguments?**

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) **Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?**

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) **Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?**

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

EXHIBIT A

GREEN CENTURY FUNDS

December 23, 2008

Lydia I. Beebe
Corporate Secretary
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583

Dear Ms. Beebe:

Please see attached verification of ownership for Green Century Capital Management, Inc. This is to complete our filing of the proposal concerning Chevron's operations in the oil sands.

If you have any questions, please contact me at (617) 482-0800, by email at estone@greencentury.com, or by postal mail at the address below.

Sincerely,

Emily V Stone

Emily Stone
Shareholder Advocate
Green Century Capital Management, Inc.

GREEN CENTURY CAPITAL MANAGEMENT, INC.
114 STATE STREET, SUITE 200 BOSTON, MA 02109
tel 617-482-0800 *fax* 617-422-0881
www.greencentury.com

EXHIBIT A

Vanguard®

P.O. Box 1170
Valley Forge, PA 19482-1170

www.vanguard.com

December 19, 2008

GREEN CENTURY CAPITAL
MANAGEMENT INC
114 STATE ST STE 200
BOSTON, MA 02109-2402

RE: Chevron

To Whom It May Concern:

Thank you for contacting Vanguard Brokerage Services® (VBS®).

Please accept this letter as verification that the following Vanguard Brokerage Services client held 90 shares of Chevron Corp. (CVX) in the below referenced account between the dates of December 17, 2007 and December 18, 2008.

Green Century Capital Management Inc.
Individual Account
*** FISMA & OMB Memorandum M-07-16 ***

Furthermore, please note that this security's value has been in excess of $2,000.00 between the above referenced dates.

If you have any questions, please call Vanguard Brokerage Client Services at 1-800-992-8327. One of our associates will be pleased to assist you.

Sincerely,

Vanguard Brokerage Services®

ARC/RKD

10278077

EXHIBIT B DEC 15 2008

DJO
Matthew Bowen

Sisters of St. Dominic of Caldwell New Jersey

Office of Corporate Responsibility 973 509-8800 voice

40 South Fullerton Ave. 973 509-8808 fax

Montclair NJ 07042 tricri@mindspring.com

December 12, 2008

Mr. David O'Reilly
CEO
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583

Dear Mr. O'Reilly:

Institutional shareowners from the Interfaith Center on Corporate Responsibility and others continue to be attentive to the progress our companies have made in reducing their carbon footprint. We applaud our colleagues at Chevron who have led the programs for energy efficiency and investments in low-carbon products. As policy initiatives in the U.S. are now certain, shareholders need to see our Company's long-term plan for profitability in the midst of carbon constraints nationally and internationally. A concise business plan with clear reduction goals for both operations and product will offer investors confidence in this time of volatility in both the oil and gas and financial sectors.

The Community of the Sisters of St. Dominic of Caldwell, NJ is the beneficial owner of two hundred twelve (212) shares of Chevron, which we intend to hold at least until after the next annual meeting. Verification of ownership is attached.

I am hereby authorized to notify you of our intention to file the attached proposal asking our Board of Directors to report on goals to reduce greenhouse gas emissions, for consideration and action by the stockholders at the next annual meeting. I hereby submit it for inclusion in the proxy statement in accordance with rule 14-a-8 of the general rules and regulations of The Securities and Exchange Act of 1934.

EXHIBIT B

While there will be other shareholders submitting this resolution, I will serve as the primary contact for these concerns.

We look forward to continued work with our company to achieve GHG reductions.

Sincerely,

Patricia A. Daly, OP
Corporate Responsibility Representative

EXHIBIT B

Chevron
Reduce Greenhouse Gas (GHG) Emissions

Whereas:
The International Energy Agency (IEA) warned in its *2008 World Energy Outlook*: "For all the uncertainties highlighted in this report, we can be certain that the energy world will look a lot different in 2030 than it does today. The world energy system will be transformed..."

Cambridge Energy Research Associates' (CERA) Chairman Daniel Yergin notes that "climate change and putting a price on carbon will change the dynamics of the energy marketplace." CERA further reports that clean energy investment could surpass $7 trillion by 2030 and that "clean energy is not a bubble or passing phenomenon. Clean energy is now poised to cross the divide and move from the fringes of the energy sector to the mainstream."

Dozens of companies, including ConocoPhillips, BP America and Shell, have endorsed calls for the United States to reduce its carbon emissions by 60-80 percent in the next few decades.

California recently enacted GHG emissions limits at 1990 levels by 2020. Chevron extracts crude oil and natural gas, operates refineries, and markets and sells gasoline in California, business activities that will be impacted by the new state law. Its competitor, ConocoPhillips, was recently forced to offset the GHG emissions associated with increased production from one of its California refineries in return for the attorney general dropping opposition to the expansion.

Chevron cited declining performance on three key corporate responsibility indicators in 2006:

- Combustion, flaring, and venting remain the largest contributors to Chevron's operational GHG emissions, increasing from 14.7 million metric tons of CO_2 equivalent in 2005 to 16.1 in 2006.
- Chevron's global NO_X emissions increased from 122,000 to 138,000 metric tons between 2005 and 2006.
- Total energy use increased from 2005 to 2006 from 852.64 to 900 trillion Btu and increased again in 2007 to 918 trillion Btu costing $5.6 billion.

In 2007, Chevron lowered emissions in its operations. However, this is inadequate because the IEA estimates that, on average, only 10% of petroleum-related emissions are from industry operations.

In 2007, GHG emissions from Chevron products totaled 404 million metric tons (MMT) of CO_2 equivalent compared to 60.7 MMT from operations. To address this Chevron has spent over $2B on alternative energy and efficiencies since 2002; some of these projects are noted in the latest Sustainability Report.

Chevron has made progress in reducing operational emissions and introduced some low-carbon products. Developing a comprehensive long-term strategy to significantly reduce GHG emissions from operations and products will offer investors confidence in an era of increased climate regulations and new opportunities for energy investment.

RESOLVED: Shareholders request that the Board of Directors publicly adopt quantitative, long-term goals, based on current technologies, for reducing total greenhouse gas emissions from the Company's products and operations; and that the Company report to shareholders by September 30, 2009, on its plans to achieve these goals. Such a report will omit proprietary information and be prepared at reasonable cost.

EXHIBIT B

STATE STREET.

Wealth Manager Services
Post Office Box 300
Boston, MA 02116-5021

11/17/08

Dear Sir or Madam:

The Community of the Sisters of St. Dominic of Caldwell, NJ is a beneficial owner of 212 shares of Chevron Corp. These shares have been consistently held for more than one year. We have been directed by the shareowners to place a hold on this stock at least until after the next annual meeting.

Sincerely,

Tadhg O'Donnell